

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 20, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Seid Sadat
Chief Financial Officer
Transnational Automotive Group, Inc.
21800 Burbank Blvd., Suite #200
Woodland Hills, CA 91367

> **Re: Transnational Automotive Group, Inc.**
> **Form 10-KSB for the year ended February 28, 2007**
> **File No. 000-33149**

Dear Mr. Sadat:

We have reviewed your response filed March 19, 2008 and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended February 28, 2007

Item 8A. Controls and Procedures

1. Refer to our previous comment 3. We note from your response that the errors identified for the first and second quarter of fiscal 2007 were indeed identified during the year-end audit of your February 28, 2007 financial statements. We also note that you evaluated your controls and procedures as "effective" as of February 28, 2007. However, in light of your admission that the error discussed was not discovered until after February 28, 2007, it appears that your disclosure controls and procedures and internal controls over financial reporting were "ineffective" as of February 28, 2007. As such, please revise your assessment of internal controls as of that date to "ineffective" and include disclosure of the specific material weaknesses in your internal control over financial reporting that led to the restatements. Further, pursuant to Item 308 (a)(3) of Regulation S-B, please further revise this section to include your plans for remediation with respect to these material weaknesses and discuss the results of your efforts in this regard.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Seid Sadat
Transnational Automotive Group, Inc.
March 20, 2008
Page 3

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief